Milacron Inc.
2090 Florence Avenue
Cincinnati, Ohio 45206

May 12, 2006

Re:	Milacron, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 13, 2006
File No. 1-08485

Dear Ms. Crane:

        Set forth below are the responses of Milacron Inc. (the “Company”), to the comments of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the year ended December 31, 2005 filed on March 13, 2006, which were delivered in your letter to the Company dated April 27, 2006. We set forth below first the Commission’s comments in italics and follow with the Company’s responses.

FORM 10-K for the period ending December 31, 2005

Management’s Discussion and Analysis, page 25

Margins, Costs and Expenses, page 33

1.
We note that you sold $2.5 million of inventory which was previously written-off. Please revise future filings to state the impact of the sales of previously written-off inventory upon gross margin for each period presented, if material.

Response:

The Company’s policies with respect to reserves for inventory obsolescence are described on page 29 of its Form 10-K. As discussed in the referenced section, each operation is required to maintain reserves for obsolescence commensurate with its unique history of usage and obsolescence problems. When new reserves are established, the related charge to expense is included in cost of products sold in the consolidated statement of operations. However, the inventory in question is generally carried at its original historical cost pending disposal. When the related inventory is sold or otherwise disposed of, the previously established reserve is utilized to absorb any excess of the original cost over the disposal proceeds. As indicated in the referenced section of the Form 10-K, $2.5 million of reserves were utilized for this purpose in 2005. There may also be situations in which the disposal proceeds are in excess of the written-down cost of the inventory but the Company believes that any such excesses are not material in any year.

Because of the Company’s practices with respect to valuing obsolete inventory, the most significant effects on manufacturing margins are generally experienced in the periods in which new reserves are established or existing reserves are adjusted based on changes in facts and expectations. In connection with future filings, the Company will evaluate the effects of changes in reserves for inventory obsolescence as well as the effects of the disposal of inventory that was previously written-down. Appropriate disclosure will be made in the “Results of Operations” section of Management’s Discussion and Analysis and in the notes to the consolidated financial statements to the extent that those effects are material. The Company will also expand its disclosures in the “Significant Accounting Policies and Judgments” section to more fully describe the potential effects of inventory obsolescence on future operating results, the extent of its obsolescence reserves as of the most recent balance sheet date and, to the extent practicable, the timing of the utilization of those reserves.

Comparative Operating Results, page 44

2.
Please confirm that the adjustments reflected in your “adjusted operating earnings” are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131. Otherwise, discuss the reasons for any differences in the two approaches. In future filings, please revise your disclosure to explain; (i) the reasons why management believes the non-GAAP measure provides useful information to investors; (ii) the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business; (iii) the economic substance behind management’s decision to use the measure; and (iv) the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure.

Response:

The adjustments to segment operating results to include restructuring costs that are included in the referenced section were added to the Company’s Management’s Discussion and Analysis in 2002 when significant restructuring costs were being incurred because the Company believed at the time that the information in question would be useful to readers. However, these measures are inconsistent with the Company’s reporting in its consolidated financial statements under SFAS No. 131 and the Company no longer believes that these measures are widely utilized or provide useful information. Accordingly, these measures will be excluded from future filings.

Notes to Consolidated Financial Statements, page 57

Summary of Significant Accounting Policies, page 57

Restructuring Costs, page 63

3.
We note that you reduced the carrying value of some of your facilities to their “expected realizable value.” Impairments recorded pursuant to SFAS 144 and SFAS 146 are measured based on fair value or fair value less costs to sell. Fair value and realizable value are not the same. Please confirm that impairment has been measured based on fair value.

Response:

The term “expected realizable value” represents the “probable” selling price of the idle facility (as estimated by the real estate broker) reduced by the sales commission payable to the broker. Any other selling costs are not expected to be significant. The Company believes that its approach to valuing the facility conforms to the provisions of SFAS No. 144 and SFAS No. 146. In order to avoid confusion, however, the Company will change the term “expected realizable value” to “fair value less costs to sell” in future filings.

Long-Term Accrued Liabilities, page 83

4.
We note that your expected recoveries from excess liability carriers and other third parties represent the excess of total reserves for known exposures and incurred but not reported claims over the limit on the policies your insurance subsidiary issued to you. Please tell us more about your accounting for these expected recoveries. Cite the accounting literature upon which you relied.

Response:

In calculating and recording expected recoveries from excess liability carriers, the Company must first determine the extent to which its reserves for exposures exceed the annual limits on the policies its insurance subsidiary issues and then evaluate the probability of recovery. The Company’s policies for establishing its self-insurance reserves are described in detail on page 60 of its Form 10-K. In summary, however, these reserves represent expected liabilities under known claims determined and recorded under the provisions of SFAS No. 5 and estimates of the cost of incurred but not reported claims for each policy year. For major types of coverage - such as commercial general liability and workers’ compensation - the Company’s insurance subsidiary and the Company utilize actuarially calculated estimates prepared by third-party specialists to ensure the adequacy of reserves. If the actual claims cost for a given policy year exceeds the limits of the policy issued by the insurance subsidiary, the Company (as the insured party) expects that it would first pay the settlement amounts and any related expenses to the third-parties and then submit a claim for reimbursement to the excess liability carrier(s) unless other payment arrangements are negotiated. The Company does not believe that these circumstances create a “right of setoff” as defined in FASB Interpretation No. 39 (FIN39) because costs in excess of the policy limits would generally not be paid directly to claimants and third party providers by the excess liability carrier(s). As a result, expected recoveries of any estimated costs in excess of the limits on the policies the insurance subsidiary issues are recorded as current or noncurrent receivables. The classification is based on the expected timing of (i) payments to third parties and (ii) reimbursement from the excess liability carriers. Before receivables are recorded, the Company first evaluates the probability of collection based on the nature of the underlying claim and any past history of collection with the excess liability carrier in question. Receivables for recovery are not recorded if collection is uncertain. For years in which the estimated exposures do not exceed the insurance subsidiary’s policy limits, no receivables from excess carriers are recorded and the liability reserves are classified as current or noncurrent based on the expected timing of the related payments.

Stockholders’ Equity, page 89

5.	We note that you have issued Series B Convertible Preferred Stock and warrants.

a.
Please tell us all the material terms of the convertible preferred stock and warrants, including but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto. Likewise, please clearly describe the material terms of all related agreements, such as registration rights agreements and guarantee agreements.

Response:

The paragraphs beginning on this page and continuing through page 11 were derived from the Company’s proxy statement dated April 28, 2004 and provide a description of all of the material terms of the Series B Preferred Stock and the contingent warrants. This proxy statement relates to the annual meeting of shareholders of the Company held on June 9, 2004, at which time the issuance of the Series B Preferred Stock was approved. The disclosure below is identical to that presented in the proxy except that references to certain other proposals on which the shareholders were asked to vote have been removed for clarity.

Dividends

“The holders of shares of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board out of assets of the Company legally available therefore, cumulative cash dividends accruing at the rate per annum of $12.00 per share, payable quarterly in arrears on the first days of March, June, September and December in each year. If the Company is prohibited on any dividend payment date by the terms of its financing agreements from paying dividends in cash, the Company may elect, when, as and if declared by the Board out of assets of the Company legally available therefore, to pay dividends through the issuance of additional shares of Series B Preferred Stock at a rate per annum of $16.00 per share. The number of additional shares of Series B Preferred Stock that are to be so issued to holders of Series B Preferred Stock will be the number obtained by dividing (a) the total dollar amount of cumulative dividends due and payable on the applicable dividend payment date by (b) $200.”

Conversion at the Option of the Holder

“A holder of shares of Series B Preferred Stock may convert such shares at any time, unless previously redeemed, at the option of the holder thereof, into shares of Common Stock. For the purposes of conversion, each share of Series B preferred Stock will be valued at an amount equal to $200.00, which amount will be divided by the conversion price (initially $2.00) in effect on the date of conversion to determine the number of shares of Common Stock issuable upon conversion.”

“The conversion price is subject to adjustment upon the occurrence of certain events, including:

•	the issuance of Common Stock as a dividend or distribution on any class of capital stock of the Company;

•
the issuance of rights, options or warrants to all of the holders of Common Stock (other than pursuant to a Rights Offering), entitling them to subscribe for, purchase or acquire shares of Common Stock at a price per share less than the current market price per share of Common Stock on the date fixed for the determination of shareholders entitled to receive such rights, options or warrants;

•	a subdivision of the Common Stock;

•	distributions, by dividend or otherwise, to all of the holders of Common Stock of evidences of the Company’s indebtedness, shares of any class of capital stock, cash or assets; and

•	a reclassification of the Common Stock.”

“In addition, the initial conversion price of $2.00 is subject to a one-time adjustment to $1.75 effective on June 30, 2005 if the Company’s Consolidated Cash Flow (as defined in the Certificate of Designation) for the fiscal year ending December 31, 2004 is less than $50 million.”

Mandatory Conversion

“Each share of Series B Preferred Stock not previously converted will automatically convert into shares of Common Stock on the seventh anniversary of the date of initial issuance of shares of Series B Preferred Stock, or if the Board determines that there are not assets legally available for the payment of dividends in either cash or Common Stock in respect of all accrued and unpaid dividends on the Series B Preferred Stock on such date then the Board may defer the date of mandatory conversion to a later date. For the purposes of such conversion, each share of Series B Preferred Stock shall be valued at an amount equal to $200, which amount shall be divided by the conversion price in effect on the date of mandatory conversion to determine the number of shares of Common Stock issuable upon conversion of such share of Series B Preferred Stock. On the date of mandatory conversion the holders of shares of Series B Preferred Stock will be entitled to receive, in addition to the number of shares of Common Stock determined pursuant to the foregoing sentence, an amount equal to accrued and unpaid dividends, if any, on such shares, payable in cash, except that, if the Company is prohibited on the mandatory conversion date by the terms of its financing agreements from paying dividends in cash, the Company may pay such accrued and unpaid dividends with shares of Common Stock. The number of shares of Common Stock to be issued in payment for such accrued and unpaid dividends will be the number obtained by dividing (x) the total dollar amount of dividends being paid with Common Stock by (y) the conversion price in effect on the mandatory conversion date.”

Optional Redemption

“During any period set forth in the table below, a number of shares of Series B Preferred Stock equal to 25% of the total number of shares, rounded up to the nearest whole number, of Series B Preferred Stock outstanding at the beginning of such period (less the number of shares converted at the option of holders during the portion of such period elapsing prior to the applicable record date) may be redeemed for cash at the option of the Company at the redemption price per share for such period set forth in the table below, together with an amount equal to accumulated and unpaid dividends, if any, to the date of redemption.”

"Period	Redemption Price

Fourth anniversary of initial issuance through the day before the fifth anniversary of initial issuance	$224.00

Fifth anniversary of initial issuance through the day before the sixth anniversary of initial issuance	$220.00

Sixth anniversary of initial issuance and thereafter	$216.00	"

Change of Control

“Upon the occurrence of a “Change of Control,” each holder of Series B Preferred Stock shall have the option to require the Company to redeem all, or any portion, of such holder’s shares of Series B Preferred Stock at the redemption price per share for the period set forth in the table below during which the special redemption date occurs, together with an amount equal to accumulated and unpaid dividends, if any, to the special redemption date.”

"Period	Special Redemption Price

Date of initial issuance through the day before the first anniversary of initial issuance	$240.00

First anniversary of initial issuance through the day before the second anniversary of initial issuance	$236.000

Second anniversary of initial issuance through the day before the third anniversary of initial issuance	$232.00

Third anniversary of initial issuance through the day before the fourth anniversary of initial issuance	$228.00

Fourth anniversary of initial issuance through the day before the fifth anniversary of initial issuance	$224.00

Fifth anniversary of initial issuance through the day before the sixth anniversary of initial issuance	$220.00

Sixth anniversary of initial issuance and thereafter	$216.00	"

“ “Change of Control” for this purpose means the occurrence of either of the following events:

(1)
any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), other than one or both Glencore or Mizuho, is or becomes the “beneficial owner” (as such term is defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Company; or

(2)
the merger or consolidation of the Company with or into another person, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another person, other than (a) a transaction in which the surviving person or transferee is a person that is controlled by the Company or (b) in the case of a merger or consolidation transaction, a transaction following which holders of the outstanding voting stock of the Company immediately prior to such transaction own directly or indirectly at least a majority of the total voting power of the surviving person in such transaction and in substantially the same proportion as before the transaction.”

“The Company shall not be required to redeem any shares of Series B Preferred Stock if it does not have funds legally available for such purpose.”

Voting Rights

“Except as otherwise required by law or by the Certificate of Incorporation or expressly provided for in the Certificate of Designation, the holders of record of shares of the Series B Preferred Stock will have full voting rights and powers, and will be entitled to vote on all matters put to a vote or consent of shareholders of the Company, voting together with the holders of the Common Stock and the Existing Preferred Stock as a single class, with each holder of shares of Series B Preferred Stock having the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could be converted as of the record date for the vote or consent which is being taken.”

“The holders of record of shares of the Series B Preferred Stock will have the right, voting separately as a class, to elect a number of directors to the Board in proportion to the percentage of fully diluted Common Stock represented by their outstanding Series B preferred Stock (on an as-converted basis), rounded up to the nearest whole number (such directors, the “Series B Directors”); provided, however, that the number of Series B Directors shall at no time exceed a number equal to two-thirds of the total number of directors on the entire Board, less one. Subject to the provisions of applicable law, the rules or regulations of the NYSE or any other securities exchange on which the Common Stock is then listed or traded and the fiduciary duties of the members of the Board, at least one Series B Director shall be nominated to service on each of the committees of the Board. All Series B Directors shall meet the requirements of the definition of “independent” under the rules of the NYSE. In addition, no Series B Director shall be entitled to vote in any vote by the Board in any action by the Board with respect to an exercise of the Company’s option to redeem shares of the Series B Preferred Stock. Any directors selected to be nominated or appointed to the Board by the holders of Series A Notes (and/or any Common Stock into which such Series A Notes have been converted) pursuant to the Note Purchase Agreement will be deemed to be Series B Directors elected by the holders of Series B Preferred Stock pursuant to the terms of the Series B Preferred Stock would otherwise have the right to elect. One officer or employee of each of Glencore and Mizuho will be exempted from the requirement that Series B Directors be “independent” under the rules of the NYSE.”

“If an event of default exists with respect to the Company’s then outstanding indebtedness constituting a failure to pay in excess of $2,000,000 in principal when due or resulting in the acceleration of the due date for a principal amount in excess of $2,000,000, and such event of default is not cured or waived within 45 days, then the holders of the outstanding shares of Series B Preferred Stock, voting as a class, shall, if they are not otherwise electing a majority of the Board, be entitled to elect that number of additional directors which, together with any Series B Directors then on the Board, will constitute a majority of the Board.”

“At each meeting called for the purpose of electing directors, the holders of Series B Preferred Stock, subject to the next sentence, shall have the right, voting separately as a class, to elect the number of directors then up for election, if any, which, together with any Series B Directors then on the Board and not up for election at such meeting, will constitute the number of directors the holders of the Series B Preferred Stock are so entitled to elect is greater than the number of directors up for election at such meeting, the holders of Series B Preferred Stock, subject to the next sentence, shall have the right, voting separately as a class, to elect all the directors up for election at such meeting. Notwithstanding any other provision in this description of voting rights, the holders of Series B Preferred Stock shall not have the right to elect any directors which the holders of the Existing Preferred Stock, voting separately as a class, have a right to elect under Section A(VI) of Article FOURTH of the Certificate of Incorporation.”

“The Company shall not, without either (i) the affirmative vote of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding (with shares held by the Company or any of its affiliates (other than Mizuho or Glencore) not being considered to be outstanding for this purpose) voting as one class or (ii) the consent of the holders of all shares of Series B Preferred Stock then outstanding (with shares held by the Company or any of its affiliates (other than Mizuho or Glencore) not being considered to be outstanding for this purpose:

•	authorize or create (by way of reclassification or otherwise) any Parity Securities (as defined in the Certificate of Designation) or Senior Securities (as defined in the Certificate of Designation);

•
amend, waive or otherwise alter any provision of the Certificate of Designation (including the voting provisions) in a manner materially adverse to the interests of the holders of Series B Preferred Stock; or

•	amend or otherwise alter the bylaws of the Company or the Certificate of Incorporation in a manner materially adverse to the interests of the holders of the Series B Preferred Stock.”

“The Company shall not, without either (i) the affirmative vote of holders of at least a majority of the shares of Series B Preferred Stock held by holders of Series B Preferred Stock who own at least 50,000 shares of Series B Preferred Stock and who vote on the matter or (ii) the consent of holders of all of the shares of Series B Preferred Stock held by holders of Series B preferred Stock who own at least 50,000 shares of Series B Preferred Stock:

•	issue any equity interests, subject to certain exemptions;

•
declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment (as defined in the Certificate of Designation), subject to certain exemptions, including exemptions for (i) the redemption of all, or any portion, of the Existing Preferred Stock and (ii) the declaration and payment of dividends on the Existing Preferred Stock;

•	create, incur or assume any Indebtedness (as defined in the Certificate of Designation), other than certain exemptions;

•	change the size of the Board, other than changes resulting from the appointment or election of Board members by holders of the Series B Preferred Stock or the Existing Preferred Stock; or

•
acquire, through acquisition of capital stock or assets, any person or line of business or sell, transfer, lease or otherwise dispose of all or any substantial part of its assets, other than any transaction involving $50,000,000 or less in value.”

Reports and Information Rights

“The Company shall afford Glencore and Mizuho reasonable access to its books, records, personnel and representatives, upon reasonable notice and in such manner as will not unreasonably interfere with the conduct of the Company’s business. Subject to compliance with customary confidentiality obligations and applicable law, Glencore and Mizuho shall also be entitled to receive copies of all confidential financial information and reports prepared for the Company’s lenders promptly upon furnishing such information to such lenders. These information rights of each of Glencore and Mizuho will terminate on the first date on which the applicable investor’s aggregate holdings of shares of Series B Preferred Stock is convertible into less than 15% of the total number of shares of Common Stock which would be outstanding on such date assuming the exercise of all outstanding options and warrants (other than those issued under the Company’s stock incentive program) and the conversion of all convertible securities. The information rights of each of Glencore and Mizuho will not be transferable to any other person.”

Registration rights of the holders of Series B Preferred Stock

“Holders of the Series B Preferred Stock will have the right, at any time after the 270th day following the initial issuance of Series B Preferred Stock, to request that the Company effect a registration of the Series B Preferred Stock and the Common Stock issued on conversion of such Series B Preferred Stock. In addition, subject to certain limitations, the holders of Series B preferred Stock and Common Stock issued on conversion of Series B Preferred Stock will also have the right to include their shares of Series B Preferred Stock and Common Stock issued upon conversion of the Series B Preferred Stock in the securities covered by registration statements filed by the Company relating to public offerings of securities for cash.”

Principal terms of the Contingent Warrants

“The Contingent Warrants will be issued to the holders of the Series B Preferred Stock upon the issuance of the Series B Preferred Stock. The Contingent Warrants will be exercisable to purchase an aggregate of one million shares of Common Stock at an exercise price of $.01 per share of Common Stock if, but only if, the Company’s Consolidated Cash Flow (as defined in the Contingent Warrant Agreement) for 2005 is less than $60 million. If this condition is met the Contingent Warrants will be exercisable until March 25, 2011. If the Company’s Consolidated Cash Flow for 2005 is $60 million or more, then the Contingent Warrants shall immediately terminate and shall not be exercisable.”

“The terms of the Contingent Warrants include protection for the holders against dilution by providing for adjustment of the exercise price in certain events including, among others, stock dividends and stock subdivisions, combinations or reclassifications. In the event of a consolidation, merger or reorganization of the Company, and upon certain other events which result in the holders of Common Stock receiving stock, securities or other property, the terms of the Contingent Warrants will be adjusted to take into account such transaction.”

“The Contingent Warrants do not confer upon the holders thereof any rights as shareholders of the Company, such as the right to vote, receive dividends, consent or receive notices as a shareholder with respect to any meeting of the Company’s shareholders for the election of directors or any other matter.”

As previously stated, the disclosures that begin on page 4 of this letter and continue through the end of the preceding paragraph were derived from the Company’s proxy statement dated April 28, 2004. In addition, the complete Certificate of Designation of the Series B Preferred Stock was filed as an exhibit to the Company’s Form S-8 on June 11, 2004. The complete Registration Rights Agreement related to the Series B Preferred Stock was filed as an exhibit to the Company’s Form 10-K for year ended December 31, 2003. The complete Contingent Warrant Agreement was filed as an exhibit to the Company’s Form S-1 on June 25, 2004.

As discussed more fully on page 89 of the Company’s Form 10-K, the conversion price of the Series B Preferred Stock was reset from $2.00 per common share to $1.75 per common share because the Company failed to generate EBITDA (as defined in the Certificate of Designation) of at least $50 million for the year ended December 31, 2004. As a result, the Series B Preferred Stock is now convertible into 57,142,857 common shares. To date, no pay-in-kind dividends in the form of additional shares of Series B Preferred Stock have been paid. However, assuming the Company has the ability to declare pay-in-kind dividends and elects to do so beginning in the second quarter of 2006 and continuing through the mandatory conversion date in 2011, the number of common shares into which the Series B Preferred Stock is convertible could increase to as many as 86,609,486.

Likewise, the contingent warrants became exercisable as of March 31, 2006 because the Company failed to generate at least $60 million of EBITDA (as defined in the Contingent Agreement) for the year ended December 31, 2005. To date, none have been exercised.

b.
Describe clearly how you have accounted for the Series B convertible preferred stock, including any related discounts, any beneficial conversion features pursuant to EITF 98-5 or any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

Response:

As described more fully on page 83 of the Company’s Form 10-K, on March 14, 2004, the Company issued to Glencore Finance AG (Glencore) and Mizuho International plc (Mizuho) $30.0 million of 20% Secured Step-up Series A Notes due 2007 and $70.0 million of 20% Secured Step-up Series B Notes due 2007. The cash proceeds to the Company were $98.0 million which is net of $2.0 million transaction fee paid to Glencore and Mizuho. The latter amount was prorated between the Series A Notes and the Series B Notes such that their carrying values were adjusted to $29,400 thousand and $68,600 thousand, respectively. The Series A Notes were convertible into an aggregate of 15.0 million common shares of the Company at a price of $2.00 per share. The Series A Notes included a beneficial conversion feature because they allowed the holders the right to acquire common shares of the Company at a price that was less than their $2.40 per share fair value on the March 12, 2004 commitment date. The beneficial conversion feature was assigned a value of $6,600 thousand and recorded as debt discount and a credit to capital in excess of par value on the issuance date. The calculation of this amount is presented in the attachment to this letter. The Company also considered whether the beneficial conversion feature was an embedded derivative to be accounted for separately but concluded that was not an embedded derivative by applying the provisions of paragraphs 12 through 32 of EITF 00-19.

On April 15, 2004, the $30.0 million of Series A Notes were converted by the holders thereof into 15.0 million common shares. As of that date, the unamortized balance of the debt discount related to the Series A Notes of approximately $6.4 million was written-off as an interest expense.

On June 9, 2004, the Company’s shareholders approved the issuance of both the Series B Preferred Stock and the contingent warrants. On June 10, 2004, the 15.0 million common shares into which the Series A Notes were converted and the Series B Notes were converted into the 500,000 Series B Preferred Shares that are currently outstanding. The contingent warrants were also issued to the holders of the Series B Preferred Stock on June 10, 2004. The Company’s approach to valuing the Series B Preferred Stock and the contingent warrants is illustrated in the attachment to this letter but in general terms, it consisted of apportioning the value received (including the beneficial conversion feature related to the Series A Notes) between the two securities based on their relative fair values. The fair value assigned to the Series B Preferred Stock was the $98.0 million of net proceeds received from Glencore and Mizuho. The contingent warrants were assigned a fair value of $500 thousand based on the results of an independent appraisal of their fair value.

The Series B Preferred Stock includes a beneficial conversion feature in that it allows the holders thereof to acquire common shares of the Company at an effective conversion price that is less than their $2.40 fair value as of the commitment date. The beneficial conversion feature was initially valued in 2004 at approximately $15.9 million based on an effective conversion price of approximately $2.08 per common share for 50.0 million shares. This amount was recorded as a direct increase in accumulated deficit and added to the carrying value of the Series B Preferred Stock in shareholders’ equity. However, the reset of the conversion price from $2.00 per share to $1.75 per share effective June 30, 2005 had the effect of lowering the effective conversion price to approximately $1.82 per common share and increasing the value of the beneficial conversion feature to $33.1 million. The $17.2 million increase is being recorded ratably between 2006 and the mandatory conversion date of the Series B Preferred Stock in the second quarter of 2011 in a manner similar to the recording of the original value in 2004 as required by paragraph 19 of EITF 00-27.

c.	Provide a similar discussion of your accounting for the warrants.

Response:

The Company believes that the response to Comment 5b and Schedule A attached to this letter also provide a response to this comment. However, it should be noted that the cost of the independent appraisal of the fair value of the warrants of approximately $10 thousand has been added to their carrying value in the Company’s consolidated balance sheet. The Company also has considered whether the warrants are required to be remeasured to reflect fair value under the provisions SFAS No. 150 and has concluded that remeasurement is not required.

d.	Revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of instruments you carry at fair value.

Response:

The Company has only a few types of financial instruments that are required to be carried at fair value, none of which relate to the Series B Preferred Stock or - as previously discussed - to the warrants. These include foreign currency forward exchange contracts accounted for as cash flow hedges and an interest rate swap that was entered into in 2005. In all cases, the amounts are not material. However, we will consider the need for additional disclosures in future filings.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ross A. Anderson

Ross A. Anderson

Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Copies to:

Dennis Hult
U.S. Securities and Exchange Commission

Martin James
U.S. Securities and Exchange Commission

Mark I. Greene
Cravath, Swaine & Moore LLP

Schedule A

Valuation Series A and Series B	Series A		Series B
Notes	Notes		Notes		Total
Face value	$30,000,000		$70,000,000		$100,000,000
Less transaction fee	(600,000)		(1,400,000)		(2,000,000)
Recorded value	$29,400,000		$68,600,000		$98,000,000

Beneficial conversion feature
related to Series A Notes
Net cash proceeds above					$98,000,000	(a)
Series B Preferred Stock to be issued
if approved by shareholders			500,000
Common shares per Series B Preferred Share			x 100
Total common shares issuable					50,000,000	(b)
Effective conversion price - (a) divided by (b)					$1.96	(c)

Common shares into which the Series B
Notes were convertible					15,000,000	(d)
Fair value of common shares on commitment date			$2.40
Effective conversion price above (c)			(1.96)
Discount per common share					0.44	(e)
Beneficial conversion feature related to
series B Notes - (d) times (e)					$6,600,000

Preliminary valuation of Series B					Percentage
Preferred Stock and contingent
warrants					Allocation
Net cash proceed received from issuance
of series A Notes and Series B Notes			$98,000,000		99.4924%	(a)
Appraised fair value of contingent warrants			500,000		0.5076%	(b)
Total			$98,500,000		100.0000%

			Series B
	Value to be		Preferred		Contingent
	Allocated		Stock		Warrants
Series A Notes net of transaction fee	$29,400,000
Series A Notes beneficial conversion
feature	6,600,000
Series B Notes net of transaction fee	68,600,000
Total	$104,600,000		$104,600,000		$104,600,000
Percentages above		(a)	99.4924%	(b)	0.5076%
Allocated value			$104,069,036		$530,964

Series B Preferred Stock Beneficial conversion feature	Original		Revised for Reset
Allocated value of Series B Preferred
Stock above	$104,069,036	(a)	$104,069,036	(a)
Common shares into which convertible	50,000,000	(b)	57,142,857	(b)
Effective conversion price - (a) divided by (b)	$2.0814	(c)	$1.8212	(c)
Fair value of common shares on commitment date	2.4000		2.4000
Effective conversion price above	(2.0814)	(c)	(1.8212)	(c)
Common shares into which convertible	50,000,000	(d)	57,142,857	(d)
Value of beneficial conversion feature - (c) times (d)	$15,930,964		$33,073,821